

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2021

Linda Kozlowski
President and Chief Executive Officer
Blue Apron Holdings, Inc.
28 Liberty Street
New York, New York 10005

>   **Re: Blue Apron Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 10, 2021**
>   **File No. 333-261607**

Dear Ms. Kozlowski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David Westenberg